UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33119

Hycroft Mining Corporation

(Exact name of registrant as specified in its charter)

9790 Gateway Drive, Suite 200

Reno, NV 89521

(775) 358-4455

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

Unissued securities registered under the Automatic Shelf Registration Statement on Form S-3 (File No. 333-188295)

Unissued securities registered under the Registration Statement on Form S-3 (File No. 333-200357)

Unissued securities registered under the Registration Statement on Form S-3 (File No. 333-158252)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to indicated the provision(s) relied upon to terminate the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Hycroft Mining Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 22, 2015

HYCROFT MINING CORPORATION

By:	/s/Stephen M. Jones
Name:	Stephen M. Jones
Title:	Executive Vice President and Chief Financial Officer